UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of the Unaudited Condensed Consolidated Financial Statements of Telecom Argentina S.A. as of September 30, 2023

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of September 30, 2023

General Hornos 690

(1272) Ciudad Autónoma de Buenos Aires

Argentina

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited condensed consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

ADR: American Depositary Receipt.

AFIP (Administración Federal de Ingresos Públicos): The Argentine federal tax authority.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company/Telecom Argentina: Telecom Argentina S.A.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

DFI: Derivate Financial Instrument.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LLC, a Telecom shareholder.

fintech: Financial technology services.

Fixed Assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome/ NYS2/NYSSA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U.

MULC (Mercado Único y Libre de Cambios): The Argentine Single and Free Exchange Market.

NYSE: New York Stock Exchange.

OPHC: Name corresponding to company Open Pass Holding Corporation that is a joint venture of Telecom.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Properties, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

RMB: Official currency of Popular Republic of China.

RT: Technical resolutions issued by the FACPCE.

TELECOM ARGENTINA S.A.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.

Telecom: Telecom Argentina and its consolidated subsidiaries.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay/Televisión Dirigida/Adesol/Opalker/Ubiquo: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A.E, Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A. and Ubiquo Chile Spa, respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

USA: United States of America

UVA (Unidad de Valor Adquistivo): Purchasing Value Unit, an index developed and published by the BCRA.

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that was a shareholder of the Company and controlled by CVH. During 2023 it was merged and absorbed by CVH.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		September 30,	December 31,
ASSETS	Note	2023	2022
Current Assets
Cash and cash equivalents	2	98,175	81,366
Investments	2	38,986	17,010
Trade receivables	3	70,678	76,417
Other receivables	4	27,064	39,690
Inventories	5	21,988	13,099
Assets classified as held for sale		1,940	1,938
Total current assets		258,831	229,520
Non-Current Assets
Trade receivables	3	107	240
Other receivables	4	4,276	3,391
Deferred income tax assets	13	6,580	5,022
Investments	2	15,763	13,088
Goodwill	6	1,005,267	1,005,104
PP&E	7	1,472,850	1,610,567
Intangible assets	8	487,726	517,643
Right of use assets	9	133,951	127,847
Total non-current assets		3,126,520	3,282,902
TOTAL ASSETS		3,385,351	3,512,422
LIABILITIES
Current Liabilities
Trade payables	10	172,136	181,327
Borrowings	11	287,513	272,956
Salaries and social security payables	12	56,216	76,491
Income tax payables	13	335	637
Other taxes payables	14	23,596	20,175
Leases liabilities	15	16,369	18,694
Other liabilities	16	11,673	10,077
Provisions	17	4,430	5,350
Total current liabilities		572,268	585,707
Non-Current Liabilities
Trade payables	10	508	647
Borrowings	11	639,624	680,206
Salaries and social security payables	12	3,486	5,580
Deferred income tax liabilities	13	445,514	520,499
Other taxes payables	14	15	90
Leases liabilities	15	32,952	40,010
Other liabilities	16	5,185	5,302
Provisions	17	21,675	23,676
Total non-current liabilities		1,148,959	1,276,010
TOTAL LIABILITIES		1,721,227	1,861,717
EQUITY
Equity attributable to Controlling Company		1,629,889	1,617,772
Equity attributable to non-controlling interest		34,235	32,933
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		1,664,124	1,650,705
TOTAL LIABILITIES AND EQUITY		3,385,351	3,512,422

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three-month period ended September 30,		Nine-month period ended September 30,
	Note	2023	2022	2023	2022
Revenues	21	333,403	353,226	1,030,771	1,122,215
Employee benefit expenses and severance payments	22	(80,471)	(99,247)	(248,038)	(275,145)
Interconnection and transmission costs		(9,647)	(11,132)	(30,120)	(34,727)
Fees for services, maintenance, materials and supplies	22	(42,912)	(45,376)	(129,610)	(134,637)
Taxes and fees with the Regulatory Authority	22	(25,669)	(27,225)	(79,496)	(86,430)
Commissions and advertising		(19,919)	(23,164)	(62,388)	(66,078)
Cost of equipment and handsets	22	(16,849)	(15,611)	(54,681)	(51,815)
Programming and content costs		(18,319)	(21,842)	(57,888)	(70,436)
Bad debt expenses	3	(6,389)	(9,313)	(23,774)	(28,072)
Other operating expenses	22	(13,743)	(13,284)	(47,422)	(52,865)
Depreciation, amortization and impairment of Fixed Assets	22	(117,979)	(621,398)	(348,385)	(881,183)
Operating loss		(18,494)	(534,366)	(51,031)	(559,173)
Earnings from associates and joint ventures	2	(85)	397	(1,178)	815
Debt financial results	23	2,051	24,913	7,974	97,543
Other financial results, net	23	23,384	41,643	53,538	81,469
Income (loss) before income tax		6,856	(467,413)	9,303	(379,346)
Income tax benefit (expense)	13	25,179	(14,830)	75,861	(10,241)
Net income (loss) for the period		32,035	(482,243)	85,164	(389,587)

Attributable to:
Controlling Company		30,297	(483,719)	81,304	(392,863)
Non-controlling interest		1,738	1,476	3,860	3,276
		32,035	(482,243)	85,164	(389,587)

Earnings per share for income (loss) attributable to the Controlling Company - Basic and diluted	1.c	14.07	(224.60)	37.75	(182.41)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

See Note 22 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022

Net income (loss) for the period	32,035	(482,243)	85,164	(389,587)

Other comprehensive income - Items that may reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	423	(6,967)	(1,359)	(15,079)
DFI effects classified as hedges	493	709	1,197	996
Income Tax effects on DFI classified as hedges and others	(189)	(370)	(437)	(455)
Other comprehensive income (loss), net of tax	727	(6,628)	(599)	(14,538)

Total comprehensive income (loss) for the period	32,762	(488,871)	84,565	(404,125)

Attributable to:
Controlling Company	30,879	(488,438)	80,639	(403,827)
Non-controlling interest	1,883	(433)	3,926	(298)
	32,762	(488,871)	84,565	(404,125)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution		Reserves
	Outstanding shares	Inflation adjustment	Contributed Surplus	Legal	Special reserve for IFRS implementation	Facultative (2)	Other comprehensive income (loss)	Retained earnings	Equity attributable to controlling company	Equity attributable to non- controlling interest	Total Equity
	Capital nominal value (1)
Balances as of January 1, 2022	2,154	558,784	1,440,906	31,665	12,202	118,679	(56,347)	34,012	2,142,055	33,919	2,175,974
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022:
- Reserves constitution	-	-	-	1,616	-	32,673	-	(34,289)	-	-	-
- Reserves reallocation	-	-	(60,497)	-	-	60,497	-	-	-	-	-
Dividends (3)	-	-	-	-	-	(91,943)	-	-	(91,943)	-	(91,943)
Dividends to non-controlling shareholders (4)	-	-	-	-	-	-	(277)	277	-	(2,583)	(2,583)
Comprehensive income:
Net income (loss) for the period	-	-	-	-	-	-	-	(392,863)	(392,863)	3,276	(389,587)
Other comprehensive loss	-	-	-	-	-	-	(10,964)	-	(10,964)	(3,574)	(14,538)
Total Comprehensive loss	-	-	-	-	-	-	(10,964)	(392,863)	(403,827)	(298)	(404,125)

Balances as of September 30, 2022	2,154	558,784	1,380,409	33,281	12,202	119,906	(67,588)	(392,863)	1,646,285	31,038	1,677,323

Balances as of January 1, 2023	2,154	558,784	1,380,409	33,281	12,202	119,906	(66,750)	(422,214)	1,617,772	32,933	1,650,705
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023
- Specific loss allocation (1)	-	-	(556,486)	-	-		-	556,486	-	-	-
- Reserves constitution (1)	-	-	-	-	-	134,272	-	(134,272)	-	-	-
Dividends (3)	-	-	-	-	-	(68,137)	-	-	(68,137)	-	(68,137)
Dividends to non-controlling shareholders (4)	-	-	-	-	-	-	-	-	-	(2,622)	(2,622)
Subsidiary acquisition (5)	-	-	-	-	-	-	-	-	-	(2)	(2)
Subsidiary call option (6)	-	-	-	-	-	-	(385)	-	(385)	-	(385)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	81,304	81,304	3,860	85,164
Other comprehensive income (loss)	-	-	-	-	-	-	(665)	-	(665)	66	(599)
Total Comprehensive income (loss)	-	-	-	-	-	-	(665)	81,304	80,639	3,926	84,565

Balances as of September 30, 2023	2,154	558,784	823,923	33,281	12,202	186,041	(67,800)	81,304	1,629,889	34,235	1,664,124

(1) See Note 20 to these unaudited condensed consolidated financial statements.

(2) Correspond to the Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level.

(3) See Note 2.b) to these unaudited condensed consolidated financial statements.

(4) Correspond to Nucleo’s Shareholders.

(5) Correspond to Ubiquo’s acquisition. See Note 1.a) to these unaudited condensed consolidated financial statements.

(6) This operation represents a transaction between controlling and non-controlling stockholders related to the extension of the purchase option of Adesol's special purpose entities. Therefore, the payments made by the subsidiary Adesol were recognized directly in "Other comprehensive income (loss)" within equity attributable to controlling company.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Nine-month period ended September 30,
	Note	2023	2022
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the period		85,164	(389,587)
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		23,318	39,855
Depreciation of PP&E	7	272,202	306,086
Amortization of intangible assets	8	42,053	42,972
Amortization of rights of use assets	9	34,207	31,954
Impairment of Goodwill		-	495,484
Disposals of Fixed Assets and consumption of materials		225	9,350
Earnings from associates and joint ventures	2.a	1,178	(815)
Financial results and others		(82,214)	(184,418)
Income tax	13	(75,861)	10,241
Income tax paid (*)		(2,086)	(15,429)
Net increase in assets	2.b	(108,822)	(71,256)
Net increase in liabilities	2.b	116,108	36,907
Total cash flows from operating activities		305,472	311,344
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
PP&E acquisitions		(119,178)	(173,315)
Intangible asset acquisitions		(12,309)	(8,480)
Acquisition of shareholdings		(1,472)	(827)
Proceeds from dividends	2.b	612	503
Proceeds from the sale of PP&E and intangible assets		282	727
Net investments acquisitions not considered as cash and cash equivalents		(98,779)	(90,157)
Total cash flows used in investing activities		(230,844)	(271,549)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	2.b	170,872	179,060
Payment of borrowings	2.b	(105,284)	(122,603)
Payment of interests and related expenses	2.b	(100,458)	(75,468)
Payments of leases liabilities	15	(21,274)	(11,295)
Payments of dividends	2.b	(2,622)	(2,495)
Total cash flows used in financing activities		(58,766)	(32,801)

NET INCREASE IN CASH AND CASH EQUIVALENTS		15,862	6,994
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		81,366	78,547
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		947	(7,072)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		98,175	78,469

(*)	Nine-month period ended September 30,
	2023	2022
Corresponding to Controlling Company	(432)	(13,832)
Corresponding to subsidiaries	(1,654)	(1,597)
	(2,086)	(15,429)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

See Note 2.b for additional information on the consolidated statements of cash flows.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (*)

(In millions of Argentine pesos in current currency, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

As required by the CNV, the unaudited condensed consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (and its amendments), which adopted IFRS as issued by the IASB, standards also adopted by the CPCECABA.

For the preparation of these unaudited condensed consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2022, which can be consulted at the Company´s website (https://institucional.telecom.com.ar/inversores/informacionfinanciera.html). Therefore, these unaudited condensed consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements, including in addition, the application of IAS 28 for joint ventures in accordance with the acquisition of OPHC during April 2023 (see Notes 2.a) and 26). This standard also applies to investment in associates and, therefore, was descripted in the annual consolidated financial statements as of December 31, 2022.

These unaudited condensed consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina's direct / indirect interest in capital stock and votes
Núcleo (f)	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home services	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Smarthome (b)	Security solutions and services	Argentina	100.00%
NYS2 (b) (e)	ICT services and Audiovisual Communication Services	Argentina	100.00%
Opalker	Cybersecurity and related services	Uruguay	100.00%
NYSSA (c)	Internet Services	Argentina	100.00%
Ubiquo (d)	Cybersecurity services and products	Chile	95.00%

(a)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

(b)	As of September 30, 2023 is a dormant entity.

(c)	Company acquired on June 1, 2022.

(d)	Company indirectly acquired by the subsidiary Opalker on June 20, 2023, for a total amount of US$0.2 million ($69 million in current currency as of September 30, 2023). A goodwill of $144 million was recognized related to this transaction. This acquisition allows the Company to move forward in its regional expansion model with cybersecurity solutions.

(e)	In May 2023, the company changed its name from “Personal Smart Security S.A.U.” to “NYS2 S.A.U.” and modified its main activity to ICT Services and Audiovisual Communication Services”. On October 18, 2023, ENACOM granted it the "license to provide ICT Services, whether fixed or mobile, wired or wireless, domestic or international, with or without its own infrastructure.

(f)	On October 17, 2023, Núcleo's Board of Directors approved the pre-commitment agreement for the merger by absorption with Tuves Paraguay, which was approved by the Extraordinary Shareholders' Meeting on November 2, 2023.

The preparation of these unaudited condensed consolidated financial statements in accordance with IFRS requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited condensed consolidated financial statements were prepared in current currency as of September 30, 2023 (see item d) on an accrual basis of accounting (except for the statement of cash flows).

The figures as of December 31, 2022 and for the three and nine-month periods ended on September 30, 2022, which are disclosed in these unaudited condensed consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in current currency as of September 30, 2023. This is as consequence of the restatement process of the financial information described in point d). When applicable, certain reclassifications were made for comparative purposes.

TELECOM ARGENTINA S.A.

These unaudited condensed consolidated financial statements as of September 30, 2023, were approved by resolution of the Board of Directors’ meeting held on November 9, 2023.

These unaudited condensed consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

b)	Segment information

The Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom and have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriate to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described, it was defined that the Company has a single segment of operations in Argentina.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina, which are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina, taking into account that, as of September 30, 2023, activities of Micro Sistemas are not significant and do not exceed any of the quantitative thresholds identified under IFRS to qualify as reportable segments. The Executive Committee and the CEO will continue to monitor the evolution of this business to assess its eventual consideration as a separate reportable segment provided it complies with the requirements established by IFRS to that effect.

Telecom carries out activities abroad (Paraguay, United States of America, Uruguay and Chile). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in current currency as of the date of each transaction), considering that the activities of foreign companies are not significant for Telecom. Operations carried out abroad by Telecom do not meet the aggregation criteria established by the standard to be grouped within the "Services rendered in Argentina" segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other abroad segments".

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings (losses) from associates and joint ventures, depreciation, amortization and impairment of Fixed Assets.

Presented below is the Segment financial information as it is analyzed by the Executive Committee and the CEO for the nine-month periods ended September 30, 2023 and 2022.

Consolidated Income Statement as of September 30, 2023

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	685,240	279,494	964,734	50,510	19,834	70,344	(4,307)	1,030,771
Operating costs without depreciation, amortization and impairment of Fixed Assets	(489,493)	(207,264)	(696,757)	(29,371)	(11,596)	(40,967)	4,307	(733,417)
Adjusted EBITDA	195,747	72,230	267,977	21,139	8,238	29,377	-	297,354

Depreciation, amortization and impairment of Fixed Assets								(348,385)
Operating loss								(51,031)
Earnings from associates and joint ventures								(1,178)
Debt financial expenses								7,974
Other financial results, net								53,538
Income before income tax								9,303
Income tax benefit								75,861
Net income								85,164

Attributable to:
Controlling Company								81,304
Non-controlling interest								3,860
								85,164

TELECOM ARGENTINA S.A.

Consolidated Income Statement as of September 30, 2022

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	346,952	704,490	1,051,442	24,944	50,437	75,381	(4,608)	1,122,215
Operating costs without depreciation, amortization and impairment of Fixed Assets	(249,748)	(510,728)	(760,476)	(14,651)	(29,686)	(44,337)	4,608	(800,205)
Adjusted EBITDA	97,204	193,762	290,966	10,293	20,751	31,044	-	322,010

Depreciation, amortization and impairment of Fixed Assets								(881,183)
Operating loss								(559,173)
Earnings from associates and joint ventures								815
Debt financial expenses								97,543
Other financial results, net								81,469
Loss before income tax								(379,346)
Income tax expense								(10,241)
Net loss								(389,587)

Attributable to:
Controlling Company								(392,863)
Non-controlling interest								3,276
								(389,587)

Additional information per geographical area is disclosed below:

	As of September 30,		As of December 31,
	2023	2022	2022
Revenues from customers located in Argentina	963,143	1,047,652	n/a
Revenues from foreign customers	67,628	74,563	n/a

CAPEX corresponding to the segment “Services rendered in Argentina”	132,712	162,292	n/a
CAPEX corresponding to the segment “Other abroad segments”	14,510	16,146	n/a

Fixed Assets corresponding to the segment “Services rendered in Argentina”	2,984,412	n/a	3,143,655
Fixed Assets corresponding to the segment “Other abroad segments”	115,382	n/a	117,506

Borrowings corresponding to the segment “Services rendered in Argentina”	903,400	n/a	928,649
Borrowings corresponding to the segment “Other abroad segments”	23,737	n/a	24,513

c)	Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Controlling Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income attributable to the Controlling Company for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts do not differ.

For the three and nine-month periods ended September 30, 2023 and 2022, the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of September 30, 2023.

The table below shows the evolution of the indexes as of September 30, 2023 and 2022 and December 31, 2022 according to official statistics (INDEC) in accordance with Resolution No. 539/18 and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

TELECOM ARGENTINA S.A.

	As of September 30, 2022	As of December 31, 2022	As of September 30, 2023

National Consumer Price Index (National CPI) (December 2016=100)	967.31	1,134.59	2,304.92

Variation in prices
Annual	83.03%	94.79%	138.28%
Accumulated 3 months since June 2022/2023	21.98%	n/a	34.82%
Accumulated 9 months	66.07%	n/a	103.15%

Banco Nación US$/$ exchange rate	147.32	177.16	349.95

Variation in the exchange rate
Annual	49.20%	72.47%	137.54%
Accumulated 3 months since June 2022/2023	17.64%	n/a	36.33%
Accumulated 9 months	43.42%	n/a	97.53%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2022.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)	Cash and cash equivalents and Investments

	September 30,	December 31,
Cash and cash equivalents	2023	2022
Cash and Banks (1)	36,590	33,029
Time deposits	21,230	31,922
Mutual funds	30,422	6,591
Government bonds at fair value	9,933	9,824
Total cash and cash equivalents	98,175	81,366
(1) As of September 30, 2023 includes restricted funds for $2,290 million corresponding to the funds to be paid to clients.

Investments
Current
Government bonds at fair value	38,765	16,786
Mutual funds	221	224
	38,986	17,010
Non- current
Investments in associates and joint ventures(a)	15,762	13,087
2003 Telecommunications Fund	1	1
	15,763	13,088
Total investments	54,749	30,098

(a)	Information on Investments in associates and joint ventures is detailed below:

Financial position information:

Companies	Nature of relationship	Main activity	Country	Percentage of capital stock owned and voting rights (%)	Valuation as of 09.30.2023	Valuation as of 12.31.2022
Ver TV. (1)	Associate	Cable television station	Argentina	49.00	7,241	8,395
TSMA (1) (2) (3)	Associate	Cable television station	Argentina	50.10	2,478	3,155
La Capital Cable (1) (2)	Associate	Closed-circuit television	Argentina	50.00	1,421	1,537
OPHC (1) (4)	Joint venture	Holding	USA	50.00	4,622	-
Total					15,762	13,087

(1)	Data about the issuer arises from extra-accounting information.

(2)	Direct and indirect interest.

(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

(4)	During April 2023, the Company has acquired a 50% shareholding in OPHC. See Note 26.4 to these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

Earnings information:

	Three-months period ended September 30,		Nine-months period ended September 30,
	2023	2022	2023	2022
	Profit (loss)		Profit (loss)
Ver TV	(243)	302	(937)	503
TSMA	(35)	144	(549)	405
La Capital Cable	9	(49)	168	(93)
OPHC	184	-	140	-
Total	(85)	397	(1,178)	815

b)	Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	September 30,
Net (increase) decrease in assets	2023	2022
Trade receivables	(50,848)	(35,173)
Other receivables	(39,345)	(28,365)
Inventories	(18,629)	(7,718)
	(108,822)	(71,256)
Net increase (decrease) in liabilities
Trade payables	79,213	42,140
Salaries and social security payables	18,580	23,828
Other taxes payables	13,544	(17,516)
Other liabilities and provisions	4,771	(11,545)
	116,108	36,907

Main Financing activities components

The following table presents the main financing activities components:

	September 30,
	2023	2022
Bank overdrafts	39,628	13,504
Notes	126,781	45,733
Bank and other financial entities loans	4,259	115,879
Loans for purchase of equipment	204	3,944
Total borrowings proceeds	170,872	179,060
Notes	(46,114)	(200)
Bank and other financial entities loans	(51,285)	(112,028)
Loans for purchase of equipment	(7,885)	(10,375)
Total payment of borrowings	(105,284)	(122,603)
Bank overdrafts	(21,253)	(14,393)
Notes	(22,013)	(30,505)
Bank and other financial entities loans	(46,433)	(28,904)
By DFI and loans for purchase of equipment	(10,759)	(1,666)
Total payment of interest and related expenses	(100,458)	(75,468)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

	September 30,
	2023	2022
PP&E and intangible assets acquisition financed with accounts payable	62,215	45,121
Right of use assets acquisition owed	40,054	25,684
Dividends payment made with investments not considered as cash and cash equivalents (See “Dividends paid”)	68,137	91,943
Trade payables cancelled with borrowings	16,349	18,255
Trade receivables cancelled with government bonds	-	1,363
Dividends distribution from associates uncollected	-	834
Joint ventures acquisition cancelled with government bonds (Note 26.4)	357	-
Debt for acquisition of companies and joint ventures	2,562	1,015
Other receivables offset with acquisition of companies and joint ventures	144	-

TELECOM ARGENTINA S.A.

Dividends proceeds

Brief information on dividends proceeds by the Company is provided below:

Nine-month period ended September 30	Paying Company	Distributed amount			Dividends collected
		Distribution month	Currency of the transaction date	Current currency as of September 30, 2023	Collection month	Current currency as of September 30, 2023
2023	Ver TV	March, 2023	130	217	April, 2023	200
	La Capital Cable	May, 2023	200	284	May, 2023	284
	TSMA	July, 2023	101	128	July, 2023	128
				629		612
2022	Ver TV	January, 2022	104	395	January, 2022	395
	TSMA	January, 2022	28	108	January, 2022	108
				503		503

In November, 2023 Ver TV distributed cash dividends for $442 million, of which the Company collected $217 million corresponding to its shareholding.

Dividends paid

Distribution of non-cash dividends

Year 2023

Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, on May 3, 2023, the Board of Directors decided to partially reverse the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” for $47,701 million ($68,137 million in current currency as of September 30, 2023) which were distributed as non-cash dividends through the delivery of Global Bonds of the Argentine Republic amortizable in US dollars due on July 9, 2030 (the “2030 Global Bonds”), for a nominal value of US$ 411,214,954.

Year 2022

Pursuant to the powers delegated by Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022, on June 2, 2022 the Board resolved to partially reverse the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” for $31,634 million ($91,943 million in current currency as of September 30, 2023) to distribute as non-cash dividends through the delivery of Global Bonds of the Argentine Republic amortizable in US dollars for a nominal value of US$515,000,000: i) “2030 Global Bonds” for a nominal value of US$411,145,986 and ii) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$103,854,014.

Cash dividends distributed

Brief information on cash dividends distributed and paid is provided below:

Nine-months period ended September 30,	Paying company	Distribution month	Distributed amount		Payment month	Dividends paid in current currency as of September 30, 2023
			Currency of the transaction date	Current currency as of September 30, 2023
2023	Núcleo	August, 2023	2,326	2,622	September, 2023	2,622
				2,622		2,622
2022	Núcleo	April, 2022	804	2,583	May, 2022	2,495
				2,583		2,495

NOTE 3 – TRADE RECEIVABLES

	September 30,	December 31,
Current Trade receivables	2023	2022
Ordinary receivables	95,228	107,170
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	473	457
Contractual asset IFRS 15	32	51
Allowance for doubtful accounts	(25,055)	(31,261)
	70,678	76,417
Non-current Trade receivables
Ordinary receivables	97	225
Contractual asset IFRS 15	10	15
	107	240
Total trade receivables, net	70,785	76,657

TELECOM ARGENTINA S.A.

Movements in the allowance for doubtful accounts are as follows:

	September 30,
	2023	2022
At the beginning of the year	(31,261)	(38,761)
Increases	(23,774)	(28,072)
Uses	11,203	18,043
RECPAM and currency translation adjustments	18,777	16,894
At the end of the period	(25,055)	(31,896)

NOTE 4 – OTHER RECEIVABLES

	September 30,	December 31,
Current Other Receivables	2023	2022
Prepaid expenses	7,520	11,127
Guarantee of financial operations	1,298	4,906
Tax credits	12,424	19,391
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	228	694
DFI	975	238
Indemnification assets	40	140
Guarantee deposits (Note 26.4)	1,048	-
Other	4,797	4,716
Allowance for other receivables	(1,266)	(1,522)
	27,064	39,690
Non-Current Other Receivables
Prepaid expenses	1,135	1,836
DFI	449	409
Tax credits	35	19
Guarantee deposits (Note 26.4)	2,068	-
Other	589	1,127
	4,276	3,391
Total other receivables, net	31,340	43,081

Movements in the allowance for current other receivables are as follows:

	September 30,
	2023	2022
At the beginning of the year	(1,522)	(1,458)
Increases	(521)	(722)
RECPAM and currency translation adjustments	777	574
At the end of the period	(1,266)	(1,606)

NOTE 5 – INVENTORIES

	September 30,	December 31,
	2023	2022
Mobile handsets and others	23,034	14,094
Allowance for obsolescence of inventories	(1,046)	(995)
Total inventories	21,988	13,099

Movements in the allowance for obsolescence of inventories are as follows:

	September 30,
	2023	2022
At the beginning of the year	(995)	(1,280)
Increases	(224)	(374)
Uses	173	143
At the end of the period	(1,046)	(1,511)

NOTE 6 – GOODWILL

	September 30,	December 31,
	2023	2022
Argentina (1)	1,001,706	1,001,697
Abroad (2)	3,561	3,407
Total goodwill	1,005,267	1,005,104

(1)	The variation corresponds to the increase in the value of the goodwill of NYSSA acquired in the year 2022 due to contractual modifications during the current period.
(2)	The variation corresponds to the Goodwill acquisition of Ubiquo for $144 million and temporary currency translation adjustments.

TELECOM ARGENTINA S.A.

NOTE 7 – PP&E

	September 30,	December 31,
	2023	2022
PP&E	1,491,611	1,630,583
Allowance for obsolescence and impairment of materials	(17,330)	(18,449)
Impairment allowance of PP&E	(1,431)	(1,567)
	1,472,850	1,610,567

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment allowance of PP&E) are as follows:

	September 30,
	2023	2022
At the beginning of the year	1,630,583	1,810,508
Incorporation by acquisition of NYSSA	-	610
CAPEX	134,919	167,980
Currency translation adjustments	(1,535)	(13,563)
Net carrying value of decreases and consumption of materials	(154)	(6,705)
Depreciation of the period	(272,202)	(306,086)
At the end of the period	1,491,611	1,652,744

Movements in the allowance for obsolescence and impairment of materials are as follows:

	September 30,
	2023	2022
At the beginning of the year	(18,449)	(18,696)
(Increases)/Decreases	1,114	(550)
Currency translation adjustments	5	57
At the end of the period	(17,330)	(19,189)

Movements in the impairment allowance of PP&E are as follows:

	September 30,
	2023	2022
At the beginning of the year	(1,567)	(6,410)
(Increases) / Decreases	136	(4,687)
At the end of the period	(1,431)	(11,097)

NOTE 8 – INTANGIBLE ASSETS

	September 30,	December 31,
	2023	2022
Intangible assets	509,853	539,721
Impairment allowance	(22,127)	(22,078)
	487,726	517,643

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	September 30,
	2023	2022
At the beginning of the year	539,721	608,385
CAPEX	12,303	10,458
Currency translation adjustments	(118)	(1,249)
Net carrying value of decreases (*)	-	(22,637)
Amortization of the period	(42,053)	(42,972)
At the end of the period	509,853	551,985

(*) Includes $(21,462) million corresponding to the return of spectrum.

Movements in Impairment allowance of intangible assets are as follows:

	September 30,
	2023	2022
At the beginning of the year	(22,078)	(38,089)
Increases	(49)	(5,450)
Uses	-	21,462
At the end of the period	(22,127)	(22,077)

TELECOM ARGENTINA S.A.

NOTE 9 – RIGHT OF USE ASSETS

	September 30,	December 31,
	2023	2022
Leases rights of use
Sites	82,135	84,084
Real estate and others	14,624	15,775
Poles	10,472	6,314
Indefeasible right of use	3,024	3,503
Asset retirement obligations	23,696	18,171
	133,951	127,847

Movements in right of use assets are as follows:

	September 30,
	2023	2022
At the beginning of the year	127,847	132,232
Increase	40,054	25,684
Net carrying value of decreases	(71)	(1,470)
Currency translation adjustments	328	(1,382)
Amortization of the period	(34,207)	(31,954)
At the end of the period	133,951	123,110

NOTE 10 – TRADE PAYABLES

	September 30,	December 31,
Current	2023	2022
Suppliers	168,926	177,290
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	3,210	4,037
	172,136	181,327
Non-current
Suppliers	508	647
	508	647
Total trade payables	172,644	181,974

NOTE 11 – BORROWINGS

	September 30,	December 31,
Current	2023	2022
Bank overdrafts – principal	25,302	15,460
Bank and other financial entities loans – principal	78,817	81,406
Notes – principal	122,704	96,302
DFI	8	38
Loans for purchase of equipment	7,371	10,703
Interest and related expenses	53,311	69,047
	287,513	272,956
Non-current
Notes – principal	413,289	367,847
Bank and other financial entities loans – principal	157,083	208,408
Loans for purchase of equipment	5,311	9,051
Interest and related expenses	63,941	94,900
	639,624	680,206
Total borrowings	927,137	953,162

Movements in Borrowings are as follows:

	Balances at the beginning of the year	Net Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of September 30, 2023
Bank overdrafts	15,460	39,628	-	(29,786)	25,302
Bank and other financial entities loans – principal	289,814	(47,026)	-	(6,888)	235,900
Notes – principal	464,149	80,667	-	(8,823)	535,993
DFI	38	(19,404)	-	19,374	8
Loans for purchase of equipment	19,754	(7,681)	-	609	12,682
Interests and related expenses	163,947	(96,450)	29,795	19,960	117,252
Total as of September 30, 2023	953,162	(50,266)	29,795	(*) (5,554)	927,137

Total as of September 30, 2022	1,056,267	(25,384)	20,321	(**) (98,194)	953,010

(*) Includes $16,349 million of loans that do not represent cash movement.

(**) Includes $18,255 million of loans that do not represent cash movement.

Most of the bank and other financing entities loans subscribed by the Company contain compliance ratios which are usual for this kind of agreements. As of September 30, 2023, Telecom has complied with them.

TELECOM ARGENTINA S.A.

Recent developments of Borrowings as of the date of these unaudited condensed consolidated financial statements are detailed below:

a)	Notes

Telecom Argentina

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company announced the subscription of new series of notes. The amount of the Notes finally issued and its main characteristics are detailed below:

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date	Unpaid portion as of September 30, 2023 (in millions)
14	US$ linked	62.4	02/10/2023	02/10/2028	In one installment at maturity date	Fixed rate of 1.00%	Quarterly basis	21,808
15 (1)	US$ linked	87.4	06/02/2023	06/02/2026	In one installment at maturity date	0%	n/a	35,075
16 (2)	US$ linked	180.4	07/21/2023	07/21/2025	In one installment at maturity date	0%	n/a	73,170

(1)	For the Series 15 Notes issued on June 2, 2023, the subscription price was above par, so that on the date of issuance, its value was $24,474 million ($32,996 million in current currency as of September 30, 2023), equivalent to US$102.3 million, of which the Company received funds for $24,367 million ($32,852 million in current currency as of September 30, 2023) net of issuance expenses for $107 million ($144 million in current currency as of September 30, 2023).
(2)	For the Series 16 Notes issued on July 27, 2023, the subscription price was above par, so that on the date of issuance, its value was $57,186 million ($72,499 million in current currency as of September 30, 2023), equivalent to US$213.2 million, of which the Company received funds for $56,906 million ($72,144 million in current currency as of September 30, 2023) net of issuance expenses for $280 million ($355 million in current currency as of September 30, 2023).

b)	Bank and other financing entities loans

Below are the main updates related to the loans reported in Note 13 to the consolidated financial statements as of December 31, 2022:

China Development Bank Shenzhen Branch (“CDB”) Loan

During the current nine-month period the Company has subscribed new tranches for a total amount of RMB310 million, equivalent to $12,447 million ($14,978 million in current currency as of September 30, 2023).

During October, 2023 the Company has subscribed new tranches for a total amount of RMB112.9 million, equivalent to $5,415 million.

Cisco Systems Capital Corporation and others

During the current nine-month period, the Company had additions for US$3.1 million, equivalent to $705 million ($1,047 million in current currency as of September 30, 2023).

During November, 2023 the Company has additions for US$1.9 million, equivalent to $672.5 million.

Banco Santander Argentina S.A. Loan (“Santander”)

During March, 2023, the Company executed an addendum to Santander loan signed on March, 2022 for a total amount of $3,500 million ($5,841 million in current currency as of September 30, 2023), and agreed to change the principal maturity amortization schedule whose maturity was on March 9, 2023, by deferring it to July 10, 2023. Additionally, a new fixed interest rate of 73.5% annual nominal was renegotiated. This transaction was recognized as a debt refinancing, recognizing a loss of $520 million that is included in “Financial debt renegotiation results” item, within Debt financial results.

As of September 30, 2023, this loan was totally repaid.

Export Development Canada (EDC)

On May 5, 2023, the Company submitted a proposal for an export credit line for a total amount of up to US$50 million to EDC, the official export credit agency of Canada.

The funds received will be used to finance up to 100% of the payments due to “Nokia Solutions and Networks Oy” and/or “Nokia Spain S.A.”, received from August 30, 2022 until November 1, 2024.

On September 28, 2023, the first disbursement of US$12.7 million (equivalent to $4,436 million) was received, maturing in May 2030. The principal disbursed accrues compensatory interest at a semi-annual SOFR plus a margin of 6.65 percentage points.

TELECOM ARGENTINA S.A.

Rombo Compañia Financiera

On June 29, 2023, the Company executed a pledge loan with Rombo Compañia Financiera to finance 50% of the acquisition of 59 utility vehicles for a total amount of $521.2 million (VAT included) ($702 million in current currency as of September 30, 2023). For each acquisition, the Company agreed to pay advance payments of 50% of the value, financing the remaining 50%, equivalent to $260.6 million ($351 million in current currency as of September 30, 2023), in 24 consecutive monthly installments at the following rates: i) $80.3 million ($108 million in current currency as of September 30, 2023) at a rate of 70.9%, ii) $180.3 million ($243 million in current currency as of September 30, 2023) at a rate of 77.9%.

LIBOR transition

During July, 2023, the Company signed addendums to the Finnvera loan and the two loans with the International Finance Corporation ("IFC") based on US$ LIBOR in order to replace LIBO rate with SOF rate, plus a 0.42826% adjustment margin. The transition date under the addendum will be in November 2023 for Finnvera loan (next payment date). For IFC loans, the transition dates were on August and September 2023.

During September, 2023, the Company signed addendums to the Inter-American Development Bank (IDB) loan based on US$ LIBOR in order to replace LIBO rate with SOF rate, plus a 0.42826% adjustment margin. The transition date under the addendum will be in December 2023 (next payment date).

The Company is still in the negotiation process with the rest of the entities.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	September 30,	December 31,
Current	2023	2022
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	52,340	71,237
Termination benefits	3,876	5,254
	56,216	76,491
Non-current
Termination benefits	3,486	5,580
	3,486	5,580
Total salaries and social security payables	59,702	82,071

NOTE 13 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable by company is presented below:

	September 30,	December 31,
	2023	2022
Núcleo	195	510
NYSSA	84	81
Adesol	41	40
Pem	8	4
Opalker	3	2
Telecom USA	4	-
	(*) 335	637

(*) Includes $627 million corresponding to the currency translation adjustments on initial balances of foreign subsidiaries and to compensation made with tax credits.

Deferred Income tax assets and liabilities, net of Telecom and its subsidiaries, and the actions for recourse tax receivable are presented below:

	September 30,	December 31,
	2023	2022
Tax loss carryforward	(111,789)	(61,772)
Allowance for doubtful accounts	(14,190)	(18,247)
Legal Claims and contingent liabilities	(4,956)	(6,123)
PP&E, intangible assets and right of use assets	404,485	434,692
Cash dividends from foreign companies	5,266	4,951
Income tax inflation adjustment deferral effect	161,295	167,075
Other deferred tax liabilities (assets), net	(289)	(3,295)
Total deferred tax liabilities, net	439,822	517,281
Actions for recourse tax receivable	(888)	(1,804)
Total deferred tax liability, net	(**) 438,934	515,477

Net deferred tax assets	(6,580)	(5,022)
Net deferred tax liabilities	445,514	520,499

(**) Includes $38 million of currency translation adjustments on foreign subsidiaries’ initial balances.

TELECOM ARGENTINA S.A.

As of September 30, 2023, Telecom and some subsidiaries have cumulative tax loss carryforwards of $319,505 million (including $106 million of unrecognized tax loss carryforwards for considering them non-recoverable), that calculated considering statutory income tax rate, represents a deferred tax asset of $111,789 million.

The detail of the maturities of estimated Tax loss carryforward is disclosed below:

Company	Tax loss carryforward generation year	Tax loss carryforward amount as of 09.30.2023	Tax loss carryforward expiration year
Telecom	2022	167,126	2027
Telecom	2023	140,458	2028
Micro Sistemas	2021	240	2026
Micro Sistemas	2022	3,424	2027
Micro Sistemas	2023	8,147	2028
Inter Radios	2023	4	2028
AVC Continente Audiovisual	2021	3	2026
AVC Continente Audiovisual	2022	37	2027
AVC Continente Audiovisual	2023	66	2028
		319,505

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Nine-month period ended September 30,
	2023	2022
	Profit (loss)
Income (loss) before income tax	9,303	(379,346)
Non-taxable items – Earnings from associates and joint ventures	1,178	(815)
Non-taxable items – Impairment of Goodwill charges	-	495,484
Non-taxable items – Other	803	3,936
Restatement in current currency of Equity, goodwill and other	502,358	386,823
Subtotal	513,642	506,082
Effective income tax rate	34.43%	34.44%
Income tax expense at statutory tax rate of each subsidiary	(176,826)	(174,295)
Deferred tax liability restatement in current currency and other	432,987	320,563
Income tax inflation adjustment	(177,471)	(155,160)
Income tax on cash dividends of foreign companies	(2,829)	(1,349)
Income tax benefit (expense) (*)	75,861	(10,241)

Current tax	(1,157)	(83,241)
Deferred tax	77,018	73,000
Income tax benefit (expense)	75,861	(10,241)

(*) In 2023 includes $(571) million corresponding to the adjustment made in the Income tax affidavit of 2022. In 2022 includes $37,766 million corresponding to the adjustment made in the Income tax affidavit of 2021, which includes, among others, the effects related to the full application of the tax inflation adjustment mechanisms detailed in Note 15 to the consolidated financial statements as of December 31, 2022.

NOTE 14 –OTHER TAXES PAYABLES

	September 30,	December 31,
Current	2023	2022
Other national taxes	20,046	16,595
Provincial taxes	2,188	1,908
Municipal taxes	1,362	1,672
	23,596	20,175
Non- current
Provincial taxes	15	90
	15	90
Total other taxes payables	23,611	20,265

NOTE 15 – LEASES LIABILITIES

	September 30,	December 31,
	2023	2022
Current
Argentina	15,893	18,239
Abroad	476	455
	16,369	18,694
Non- current
Argentina	27,077	34,913
Abroad	5,875	5,097
	32,952	40,010
Total leases liabilities	49,321	58,704

TELECOM ARGENTINA S.A.

Movements in Leases liabilities are as follows:

	September 30,
	2023	2022
At the beginning of the year	58,704	74,856
Increases (*)	32,574	24,715
Financial results, net (**)	13,116	11,262
Payments	(21,274)	(11,295)
Decreases (included RECPAM and currency translation adjustments)	(33,799)	(42,364)
At the end of the period	49,321	57,174

(*) Included in Rights of use assets acquisitions.

(**) Included in Other foreign currency exchange gains (losses) and Other interests, net.

NOTE 16 – OTHER LIABILITIES

	September 30,	December 31,
Current	2023	2022
Deferred revenues on prepaid credit	5,050	5,321
Deferred revenues on connection fees and international capacity leases	1,866	2,740
Debt for acquisition of NYSSA	381	400
Advances received for assets held for sale	711	-
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	998	-
Funds to be paid to clients	2,290	1,050
Other	377	566
	11,673	10,077
Non-current
Deferred revenues on connection fees and international capacity leases	976	1,699
Pension benefits	1,690	1,785
Debt for acquisition of NYSSA	720	1,053
Advances received for assets held for sale	-	711
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	1,750	-
Other	49	54
	5,185	5,302
Total other liabilities	16,858	15,379

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2022	Additions		Reclassifications	Payments	RECPAM, currency translation adjustments and others	Balances as of September 30, 2023
		Capital (i)	Interest (ii)
Current
Legal Claims and contingent liabilities	5,350	6,407	-	6,983	(13,145)	(1,165)	4,430
Total current provisions	5,350	6,407	-	6,983	(13,145)	(1,165)	4,430
Non- Current
Legal Claims and contingent liabilities	13,217	5,774	5,093	(6,983)	-	(6,759)	10,342
Asset retirement obligations	10,459	7,480	-	-	-	(6,606)	11,333
Total non-current provisions	23,676	13,254	5,093	(6,983)	-	(13,365)	21,675

Total provisions	29,026	19,661	5,093	-	(13,145)	(14,530)	26,105

	Balances as of December 31, 2021	Additions		Reclassifications	Payments	RECPAM, currency translation adjustments and others	Balances as of September 30, 2022
		Capital (iii)	Interest (ii)
Current
Legal Claims and contingent liabilities	8,492	9,886	-	11,726	(22,677)	(1,909)	5,518
Total current provisions	8,492	9,886	-	11,726	(22,677)	(1,909)	5,518
Non- Current
Legal Claims and contingent liabilities	24,174	5,433	2,261	(11,726)	-	(6,281)	13,861
Asset retirement obligations	13,713	932	-	-	-	(5,778)	8,867
Total non-current provisions	37,887	6,365	2,261	(11,726)	-	(12,059)	22,728

Total provisions	46,379	16,251	2,261	-	(22,677)	(13,968)	28,246

(i)	$12,181 million charged to Other operating expenses and $7,480 million to Right of use assets.
(ii)	Charged to Other financial results, net - Other interests, net.
(iii)	$15,319 million charged to Other operating expenses and $932 million to Right of use assets.

TELECOM ARGENTINA S.A.

NOTE 18 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of September 30, 2023, and December 31, 2022 are the following:

	09.30.2023	12.31.2022
	In equivalent millions of Argentine pesos
Assets	88,847	95,221
Liabilities	(911,836)	(900,160)
Net Liabilities	(822,989)	(804,939)

In order to reduce this net position (debt) in foreign currency, Telecom has DFI as of September 30, 2023 amounting to US$14 million, therefore the net liability not hedged amounts to approximately US$2,337 million as of that date.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of September 30, 2023 and December 31, 2022 is as follows:

	As of September 30, 2023
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	75,871	9,774	(177,730)	(7,663)
Offsetting	(5,086)	(518)	5,086	518
Current and non-current assets (liabilities) – Book value	70,785	9,256	(172,644)	(7,145)

	As of December 31, 2022
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	81,608	10,194	(186,925)	(3,980)
Offsetting	(4,951)	(926)	4,951	926
Current and non-current assets (liabilities) – Book value	76,657	9,268	(181,974)	(3,054)

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).
-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of September 30, 2023 and December 31, 2022, and the level of hierarchy are listed below:

September 30, 2023	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	31,941	-	31,941
Government bonds (1)	48,698	-	48,698
Other receivables: DFI	-	975	975
Other receivables: Indemnification assets	-	7	7
Non-current Assets
Other receivables: DFI	-	449	449
Total assets	80,639	1,431	82,070
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	381	381
Borrowings: DFI	-	8	8
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	720	720
Total Liabilities	-	1,109	1,109

(1)	Mutual Funds are included in “Cash and cash equivalents”, “Investments” and Guarantee of financial operations included in “Other receivables”. Government bonds are included in “Cash and cash equivalents” and “Investments”.

TELECOM ARGENTINA S.A.

December 31, 2022	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	11,721	-	11,721
Government bonds (1)	26,610	-	26,610
Other receivables: DFI	-	238	238
Other receivables: Indemnification assets	-	71	71
Non-current Assets
Other receivables: DFI	-	409	409
Total assets	38,331	718	39,049
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	400	400
Borrowings: DFI	-	38	38
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	1,053	1,053
Total liabilities	-	1,491	1,491

(1)	Mutual Funds are included in “Cash and cash equivalents”, “Investments” and Guarantee of financial operations included in “Other receivables”. Government bonds are included in “Cash and cash equivalents” and “Investments”.

In relation to the fair values set forth above, as of September 30, 2023, there were no changes in the methods and assumptions used with respect to what was reported in Note 22 to the consolidated financial statements as of December 31, 2022.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Borrowings

As of September 30, 2023, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	587,621	619,403
Other borrowings	339,516	335,975
	927,137	955,378

The fair value of the borrowings was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	Fort the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

NOTE 19 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $224,245 million as of September 30, 2023 (of which $65,443 million corresponds to Fixed Assets commitments). These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

NOTE 20 – EQUITY

a)	Capital Stock

As of September 30, 2023 and December 31, 2022, the capital stock of Telecom Argentina amounts to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these unaudited condensed consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the ADS representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

TELECOM ARGENTINA S.A.

b)	Provisions of the Ordinary and Extraordinary Shareholders’ Meeting of Telecom

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, the shareholders of Telecom decided, among other:

(i)         To approve the Board of Directors’ proposal stated in current currency as of March 31, 2023 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated Deficit as of December 31, 2022 for $207,832,672,505 ($422,214 million in current currency as of September 30, 2023). The Board proposed: i) to reclassify from retained earnings to “Contributed Surplus” $273,927,247,113 ($556,486 million in current currency as of September 30, 2023) resulting from the adjustment for the loss of the higher value allocated to the assets and liabilities identified and incorporated as of the date of merger, which gave rise to the creation of the Contributed Surplus, (ii) to appropriate to the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” the total amount of the difference in the accumulated deficit for $66,094,574,608 ($134,272 million in current currency as of September 30, 2023);

(ii)         to delegate on the Board of Directors the power to reverse before December 31, 2023 the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” in an amount that will allow to distribute the 2030 Global Bonds as non-cash dividends for up to a nominal amount of US$473,623,896. For further information on the distribution of dividends, see Note 2.b) “Dividend paid -Distribution of non-cash dividends”.

NOTE 21 – REVENUES

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Mobile Services	135,631	144,402	418,261	445,857
Internet Services	72,571	74,043	221,488	238,549
Cable Television Services	57,740	66,172	185,380	216,022
Fixed and Data Services	40,240	42,388	121,423	139,476
Other services revenues	3,069	2,883	8,693	9,418
Subtotal Services revenues	309,251	329,888	955,245	1,049,322
Equipment revenues	24,152	23,338	75,526	72,893
Total Revenues	333,403	353,226	1,030,771	1,122,215

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $1,081,802 million and $1,681,388 million for the nine-month periods ended September 30, 2023 and 2022, respectively. The main components of the operating expenses are the following:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Employee benefit expenses and severance payments	Profit (loss)
Salaries, social security expenses and benefits	(74,355)	(82,358)	(230,544)	(241,709)
Severance indemnities	(4,330)	(14,834)	(12,268)	(28,353)
Other employee expenses	(1,786)	(2,055)	(5,226)	(5,083)
	(80,471)	(99,247)	(248,038)	(275,145)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(22,891)	(22,314)	(66,283)	(70,251)
Fees for services	(19,755)	(22,738)	(62,481)	(63,388)
Directors and Supervisory Committee’s members’ fees	(266)	(324)	(846)	(998)
	(42,912)	(45,376)	(129,610)	(134,637)
Taxes and fees with the Regulatory Authority
Turnover tax	(12,768)	(12,904)	(38,867)	(41,416)
Regulatory Entity Fees	(6,332)	(6,824)	(19,886)	(21,464)
Municipal taxes	(3,343)	(3,829)	(10,572)	(11,924)
Other taxes and fees	(3,226)	(3,668)	(10,171)	(11,626)
	(25,669)	(27,225)	(79,496)	(86,430)
Cost of equipment and handsets
Inventory balance at the beginning of the period/year	(14,965)	(15,556)	(14,094)	(13,608)
Plus:
Purchases	(26,699)	(15,612)	(67,624)	(55,975)
Other	1,781	1,994	4,003	4,205
Less:
Inventory balance at the end of the period	23,034	13,563	23,034	13,563
	(16,849)	(15,611)	(54,681)	(51,815)

TELECOM ARGENTINA S.A.

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Other operating expenses	Profit (loss)
Legal Claims and contingent liabilities	(2,353)	(2,290)	(12,181)	(15,319)
Rental and internet capacity	(1,982)	(2,190)	(5,962)	(6,822)
Energy, water and other services	(6,570)	(7,072)	(20,110)	(20,626)
Postage, freight and travel expenses	(2,461)	(2,681)	(7,383)	(7,730)
Other	(377)	949	(1,786)	(2,368)
	(13,743)	(13,284)	(47,422)	(52,865)
Depreciation, amortization and impairment of Fixed Assets
Depreciation of PP&E	(91,867)	(103,163)	(272,202)	(306,086)
Amortization of intangible assets	(13,809)	(14,134)	(42,053)	(42,972)
Amortization of rights of use assets	(12,427)	(11,283)	(34,207)	(31,954)
Impairment of Fixed Assets (*)	124	(492,818)	77	(500,171)
	(117,979)	(621,398)	(348,385)	(881,183)

(*) Includes $(495,484) million corresponding to the impairment of goodwill of the CGU Argentina for the three and nine-month periods ended on September 30, 2022.

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Other expenses	Total 09.30.2023	Total 09.30.2022
Employee benefit expenses and severance payments	(135,774)	(53,076)	(59,188)	-	(248,038)	(275,145)
Interconnection costs and transmission costs	(30,120)	-	-	-	(30,120)	(34,727)
Fees for services, maintenance, materials and supplies	(55,773)	(20,872)	(52,965)	-	(129,610)	(134,637)
Taxes and fees with the Regulatory Authority	(78,345)	(325)	(826)	-	(79,496)	(86,430)
Commissions and advertising	(792)	-	(61,596)	-	(62,388)	(66,078)
Cost of equipment and handsets	(54,681)	-	-	-	(54,681)	(51,815)
Programming and content costs	(57,888)	-	-	-	(57,888)	(70,436)
Bad debt expenses	-	-	(23,774)	-	(23,774)	(28,072)
Other operating expenses	(27,060)	(5,834)	(14,528)	-	(47,422)	(52,865)
Depreciation, amortization and impairment of Fixed Assets	(270,566)	(50,187)	(27,709)	77	(348,385)	(881,183)
Total as of 09.30.2023	(710,999)	(130,294)	(240,586)	77	(1,081,802)
Total as of 09.30.2022	(778,386)	(146,341)	(256,490)	(500,171)		(1,681,388)

NOTE 23 – FINANCIAL RESULTS

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
	Profit (loss)		Profit (loss)
Interests on financial debts (*)	(7,802)	(5,969)	(29,274)	(20,619)
Remeasurement in borrowings (**)	11,560	2,485	14,958	6,543
Foreign currency exchange gains (losses) on financial debts (***)	(1,707)	28,478	22,810	111,700
Financial debt renegotiation results	-	(81)	(520)	(81)
Total Debt financial results	2,051	24,913	7,974	97,543
Fair value gains/(losses) on financial assets at fair value through profit or loss	(1,513)	(2,647)	(12,959)	(31,510)
Other foreign currency exchange gains (losses)	(2,299)	3,485	(4,106)	4,814
Other interests, net	2,453	1,726	6,542	4,372
Other taxes and bank expenses	(5,188)	(3,675)	(12,152)	(11,078)
Financial expenses on pension benefits	(283)	(281)	(1,091)	(1,025)
Financial discounts on assets, debts and others	(1,342)	(1,667)	(3,700)	(5,278)
RECPAM	31,556	44,702	81,004	121,174
Total other financial results, net	23,384	41,643	53,538	81,469
Total financial results, net	25,435	66,556	61,512	179,012

(*) Includes $521 million and ($298) million corresponding to net income and losses generated by DFI in the nine-month period ended September 30, 2023 and 2022, respectively.

(**) Related to Notes issued in UVA.

(***) Includes ($3,785) million and ($274) million corresponding to net losses generated by DFI in the nine-month period ended September 30, 2023 and 2022, respectively.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)	Controlling Company

As of December 31, 2022 CVH was the controlling company of Telecom Argentina, holding directly and indirectly (thought VLG) 28.16% of the capital stock of the Company. Additionally, both VLG (controlled by CVH) and Fintech, contributed to the Voting Trust, in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

TELECOM ARGENTINA S.A.

On April 28, 2023, the Ordinary and Extraordinary General Shareholders’ Meeting held, the shareholders of CVH approved the corporate reorganization process through the merger by absorption of VLG and the Pre-Merger Commitment. The Definitive Merger Commitment was executed by public deed dated June 5, 2023.

On September 1, 2023, IGJ proceeded to register in its Public Registry the merger by absorption of VLG and its dissolution without liquidation with effect from January 1, 2023.

Consequently, as of September 30, 2023, as a result of the corporate reorganization process, CVH directly owns 28.16% of the Company's share capital.

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement.

For further details on the Voting Trust Agreement and the Shareholders’ Agreement, see Note 27 to the consolidated financial statements as of December 31, 2022.

b)	Related Parties

For the purposes of these unaudited condensed consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

c)	Balances with Companies under section 33 - Law No. 19,550 and Related Parties

●	Companies under section 33 - Law No. 19,550 – Associates and joint ventures

CURRENT ASSETS		September 30,	December 31,
Trade receivables		2023	2022
Ver TV	Associate	2	1
OPHC	Joint venture	8	-
		10	1
Other receivables
La Capital Cable	Associate	224	682
Ver TV	Associate	2	4
		226	686
CURRENT LIABILITIES
Trade payables
La Capital Cable	Associate	1	-
TSMA	Associate	2	2
OPHC	Joint venture	461	-
		464	2
Other liabilities
OPHC	Joint venture	998	-
		998	-
NON - CURRENT LIABILITIES
Other liabilities
OPHC	Joint venture	1,750	-
		1,750	-

●	Related parties

CURRENT ASSETS	September 30,	December 31,
Trade receivables	2023	2022
Other Related parties	463	456
	463	456
Other receivables
Other Related parties	2	8
	2	8
CURRENT LIABILITIES
Trade payables
Other Related parties	2,746	4,035
	2,746	4,035

d)	Transactions with Companies under section 33 - Law No. 19,550 and related parties

●	Companies under section 33 - Law No. 19,550– Associates and joint ventures

	Transaction	Kind of related party	Nine-month period ended September 30,
			2023	2022
			Profit (loss)
			Revenues
La Capital Cable	Services revenues and other revenues	Associate	40	107
Ver TV	Services revenues and other revenues	Associate	16	17
OPHC	Services revenues and other revenues	Joint venture	25	-
			81	124

			Operating costs
La Capital Cable	Fees for services	Associate	(450)	(279)
			(450)	(279)

TELECOM ARGENTINA S.A.

●	Related Parties

	Transaction	Nine-month period ended September 30,
		2023	2022
		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	920	751
		920	751

		Operating costs
Other Related parties	Programming costs	(8,872)	(10,816)
Other Related parties	Editing and distribution of magazines	(1,438)	(1,971)
Other Related parties	Advisory services	(1,064)	(1,496)
Other Related parties	Advertising purchases	(733)	(953)
Other Related parties	Other purchases and commissions	(459)	(484)
		(12,566)	(15,720)

The transactions discussed above were made by Telecom under the same conditions than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock) plus inflation adjustment of common stock.

NOTE 26 – RECENT DEVELOPMENTS CORRESPONDING TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023

1.	Regulatory issues

a)	Decree No. 690/20 - Amendment to the LAD

In relation to the situation described in Note 2.c).ii) in the consolidated financial statements as of December 31, 2022, during 2023 the precautionary measure, which suspended the application of Decree No. 690/20 and related ENACOM resolutions, was extended in two occasions, being the latest on August 22, 2023 for an additional period of six months, remaining in force until February 22, 2024. Consequently, the precautionary measure is fully in force as of the issuance date of these unaudited condensed consolidated financial statements.

Additionally, before the appeals presented by the PEN and ENACOM, on May 5, 2023 and October 6, 2023, respectively, the Chamber II of the Court of Appeals denied the appeals and granted the extension of the precautionary measure. Against the rule of May 5, 2023, both the PEN and ENACOM filed extraordinary appeals, were denied by the Court of Appeals, with both the PEN and ENACOM having filed separate appeals against such decision, which are being substantiated. Likewise, on October 24, 2023, both the PEN and ENACOM filed extraordinary appeals against the rule dated October 6, 2023, which are being processed.

It should be noted that on June 1, 2023, the Supreme Court of Justice dismissed the complaint appeals filed by the PEN and ENACOM against the rule dated September 9, 2022 that rejected the extraordinary appeals filed against the Resolution of the Appeals Chamber that had confirmed the extension of the precautionary measure decreed on March 18, 2022.

Finally, in relation to the legal action filed by the Company before the Federal Administrative Litigation Court against Decree No. 690/20 and against ENACOM resolutions No. 1,466/20 and 1,467/20, on October 18, 2023, the aforementioned file went to sentencing.

b)	Reliable and Intelligent Telecommunications Services (STeFI, for its Spanish acronym)

Through Resolution No. 1,289/2023, published in the Official Gazette on August 29, 2023, ENACOM’s Board allocated the frequency band between 3,600 and 3,700 MHz to the Fixed Service and to the Land Mobile Service, both with primary status, and established its use in time-division duplex (TDD) mode for the provision of STeFI on the use of Fifth Generation (5G) technology in the country, regulated by ENACOM Resolution No. 2,385/2022. In addition, ENACOM's Board allocated the frequency band between 3,600 and 3,675 MHz to Empresa Argentina de Soluciones Satelitales S.A. (ARSAT) for a term of 20 years.

Through Resolution No. 1,285/2023, published on the same date, ENACOM authorized the call for bids for the allocation of frequency bands for the provision of STeFI and approved the General and Particular Bidding Terms and Conditions for the Allocation of Frequency Bands from 3,300 to 3,600 MHz (“Bid Form”), divided into three lots of 100 MHz each. The base price for each lot was set at US$ 350 million.

TELECOM ARGENTINA S.A.

On October 3, 2023, ENACOM notified Telecom of its prequalification to participate in the Bidding process and, on October 24, 2023, at the Auction held for the above-mentioned Bid, Telecom was awarded Lot 2 (3,400-3,500 Mhz Band) for having submitted the highest offer, equivalent to US$ 350 million. On the same day, ENACOM issued the administrative act related to the allocation of frequency bands to the awardees.

As of the date of these unaudited condensed consolidated financial statements, the Company is in the process of cancelling the debt derived from the award of such frequency bands, in accordance with the schedule stipulated in the Bid Form.

2.	Legal issues

Task Solutions v. Telecom Personal S.A. on Ordinary proceeding and Task Solutions v. Telecom Argentina S.A. on Ordinary proceeding

In relation to the situation described in Note 19.1).c) in the consolidated financial statements as of December 31, 2022, on August 1, 2023, the decision to have the case dismissed in the first instance due to failure to prosecute within the legal time limits became final, which was ratified by the Court of Appeals. No appeal has been filed before the Supreme Court of Argentina in this regard.

3.	Tax issues

Decree No. 377/2023 - PAIS Tax on Imports of Services and Goods

On July 24, 2023, the PEN issued Decree No. 377/2023, regulated through the RG (AFIP) 5,393, which provides that all purchases of foreign currency made by residents in the country on or after July 24, 2023 for the payment of obligations related to the activities detailed below will be subject to the PAIS tax (Spanish acronym for the phrase “For an Inclusive and Supportive Argentina”):

i) Acquisition of certain services described in the decree provided from abroad or services provided by non-residents within the country. In these cases, at the time of access to MULC, a tax perception of 25% will be applied on the amount in pesos disbursed. The same is provided for freight and other transportation services for import or export operations of goods, or their acquisition in the country when they are provided by non-residents, being in these cases, the tax perception of 7.5%.

ii) The import of goods included in the Mercosur Common Nomenclature (NCM, for its Spanish acronym) except for products such as those related to the basic food basket and/or goods related to energy generation, among others. In these cases, the regulation provides for the application of a 7.5% tax rate. Through RG (AFIP) 5,393, AFIP establishes the application of a payment on account of 7.125% that will be calculated based on the FOB value stated in the import declaration and must be made at the time of formalizing the import declaration. Said payment on account may be deducted from the determined tax of 7.5% that is applicable at the time of access to the exchange market.

The tax described is an expense that, by its nature, is caused by a financial transaction, which is the payment of an obligation with third parties. Consequently, and following its accounting policy, the Company has defined its disclosure in the consolidated income statement in the line “Other financial results, net” as “Other taxes and bank expenses”. As of September 30, 2023, the expense recognized by this tax amounts to $1,546 million.

4.	Corporate issues

Acquisition of the OPHC

On April 24, 2023, the Company entered into a share subscription agreement, whereby it subscribed 1,000 Class B common shares, entitled to one vote per share, of OPHC, representing 50% of its capital stock, as well as an agreement of joint corporate governance of OPHC and its subsidiaries, with the other shareholder.

OPHC, a company incorporated in the state of Delaware, USA, holds a 100% equity interest in Open Pass S.A.U. (“Open Pass”), a company that provides computer services related to software development and maintenance, with which Micro Sistemas holds an agreement for the use and development of the electronic wallet platform.

The transaction price was set at US$ 13.8 million. On the date of subscription of the shares, the Company paid US$4.8 million, equivalent to $1,810 million in current currency as of September 30, 2023 ($1,453 million in cash and $357 million through the delivery of government securities), and the outstanding balance will be settled in three equal annual installments. As of September 30, 2023, the Company's debt amounts to $2,748 million ($998 million are current and $1,750 million are non-current), and is recognized in “Other liabilities”.

In April, 2023, Micro Sistemas assigned to the Company the call option rights receivable over Open Pass shares granted to Micro Sistemas by certain shareholders of Open Pass, which expired on April 30, 2023.

In addition, in March, 2023, the Company set up a guarantee trust which as of September 30, 2023 is registered in IGJ, whose purpose is to constitute a guarantee of payment of the remaining balance to be paid to OPHC, with OPHC being the beneficiary of such trust.

TELECOM ARGENTINA S.A.

As of September 30, 2023 the Company maintains a guarantee deposit under "Other receivables" for $3,116 million ($1,048 million are current and $2,068 million are non-current), related to the balance in bank accounts reported by the trust.

NOTE 27 – SUBSEQUENT EVENTS TO SEPTEMBER 30, 2023

a)	IDB Loan

On October 17, 2023, the Company subscribed two new tranches (5 and 6) under the IDB loan for a total of US$ 120 million (equivalent to $42,012 million), net of issuance expenses for $866 million.

The funds received (US$100 million and US$20 million for tranches 5 and 6, respectively) will accrue compensatory interest at a semiannual SOFR plus a margin of 9.18 percentage points. These principals will be amortized in five consecutive semiannual installments starting in June 2025 and ending with the last payment in June 2027.

The funds will be used to pay for the 5G spectrum, included in note 26.1.b).

b)	Constitution of Micro Fintech Holding LLC

In order to participate and invest in the capital of other companies, established or to be established, in the country or abroad, whose main or accessory activity is mainly, but not exclusive, executing and exercising functions within a payment scheme and/or or services complementary to financial activity, on October 11, 2023, Telecom Argentina established the company Micro Fintech Holding LLC in the State of Delaware, USA.

Telecom Argentina is the owner of 100% of the participation in such company.

c)	Assets held for sale - property "Costanera"

In relation to the situation described in Note 4.j) in the consolidated financial statements as of December 31, 2022, on October 30, 2023, the deed was signed, and possession of the property "Costanera," located in the Autonomous City of Buenos Aires, Argentina, was delivered for a total of US$6 million.

As of September 30, 2023, the Company held an advance of US$2 million ($711 million recorded under the item "Advances received for assets held for sale" within "Other liabilities") for this sale.

In November 2023, the Company collected US$1.35 million, and the remaining balance will be collected in two installments of US$1.15 million and US$1.5 million in January 2024 and 2025, respectively.

Carlos Moltini

Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2023

(In millions of Argentine pesos in current currency or as expressly indicated)

1.	General considerations

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances, restated to current currency as of September 30, 2023.

The table below shows the evolution of the National CPI with the characteristics identified in Note 1.d) to the unaudited condensed consolidated financial statements of the last year and as of September 30, 2023 and 2022 according to official statistics (INDEC) and the Banco Nación US dollar exchange rate used for the preparation of this operating and financial review and prospects:

	As of September 30, 2022	As of December 31, 2022	As of September 30, 2023
National CPI(December 2016=100)	967.31	1,134.59	2,304.92

Variation in prices
Annual	83.03%	94.79%	138.28%
Accumulated 3 months since June 2022/2023	21.98%	n/a	34.82%
Accumulated 9 months	66.07%	n/a	103.15%

Banco Nación US$/$ exchange rate	147.32	177.16	349.95

Variation in the exchange rate
Annual	49.20%	72.47%	137.54%
Accumulated 3 months since June 2022/2023	17.64%	n/a	36.33%
Accumulated 9 months	43.42%	n/a	97.53%

2.	Telecom’s activities for the nine-month periods ended September 30, 2023 (“9M23”) and 2022 (“9M22”)

	9M23	9M22	Variation

			$	%
Revenues	1,030,771	1,122,215	(91,444)	(8.1)
Employee benefit expenses and severance payments	(248,038)	(275,145)	27,107	(9.9)
Interconnection and transmission costs	(30,120)	(34,727)	4,607	(13.3)
Fees for services, maintenance, materials and supplies	(129,610)	(134,637)	5,027	(3.7)
Taxes and fees with the Regulatory Authority	(79,496)	(86,430)	6,934	(8.0)
Commissions and advertising	(62,388)	(66,078)	3,690	(5.6)
Cost of equipment and handsets	(54,681)	(51,815)	(2,866)	5.5
Programming and content costs	(57,888)	(70,436)	12,548	(17.8)
Bad debt expenses	(23,774)	(28,072)	4,298	(15.3)
Other operating expenses	(47,422)	(52,865)	5,443	(10.3)
Depreciation, amortization and impairment of Fixed Assets	(348,385)	(881,183)	532,798	(60.5)
Operating loss	(51,031)	(559,173)	508,142	(90.9)
Earnings from associates and joint venture	(1,178)	815	(1,993)	n/a
Debt financial expenses	7,974	97,543	(89,569)	(91.8)
Other financial results, net	53,538	81,469	(27,931)	(34.3)
Income tax benefit (expense)	75,861	(10,241)	86,102	n/a
Net (loss) income	85,164	(389,587)	474,751	n/a

Net (loss) income attributable to:
Controlling Company	81,304	(392,863)	474,167	n/a
Non-controlling interest	3,860	3,276	584	17.8

Earnings per share for income (loss) attributable to the Controlling Company - Basic and diluted	37.75	(182.41)

Adjusted EBITDA(1)	297,354	322,010	(24,656)	(7.7)

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income taxes, financial results, earnings (losses) from associates and joint ventures, depreciation, amortization and impairment of Fixed Assets. For further information on the use of adjusted EBITDA, see “Adjusted EBITDA”.

In 9M23, net income amounted to $85,164 million (compared to a loss of $389,587 million in 9M22), representing 8.3% of revenues (compared to 34.7% in 9M22). The increase in 9M23 compared to 9M22 was mainly due to a decrease in depreciation, amortization and impairment of Fixed Assets of $532,798 million (mainly due to the fact that in 9M22 Goodwill was impaired by $495,484 million), a decrease in the rest of the operating costs of $66,788 million and a decrease in income tax expense of $86,102 million, which were partially offset by a decrease in revenues of $91,444 million and lower financial results, net for $117,500 million.

In 9M23, Adjusted EBITDA totaled $297,354 million, representing 28.8% of revenues (compared to 28.7% in 9M22). The decrease in 9M23 compared to 9M22 was mainly due to a decrease in revenues of $91,444 million, partially offset by the decrease in operating cost (without depreciation, amortization and impairment of Fixed Assets) of $66,788 million.

I

•	Revenues

			Variation
	9M23	9M22	$	%
Mobile Services	418,261	445,857	(27,596)	(6.2)
Internet Services	221,488	238,549	(17,061)	(7.2)
Cable Television Services	185,380	216,022	(30,642)	(14.2)
Fixed and Data Services	121,423	139,476	(18,053)	(12.9)
Other services revenues	8,693	9,418	(725)	(7.7)
Subtotal Services revenues	955,245	1,049,322	(94,077)	(9.0)
Equipment revenues	75,526	72,893	2,633	3.6
Total Revenues	1,030,771	1,122,215	(91,444)	(8.1)

During 9M23 revenues decreased 8.1% or $91,444 million compared to 9M22, amounting to $1,030,771 million.

Albeit the greater demand for services, revenues decreased mainly due to the fact that, as a consequence of the 138.28% annual inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 9M23 to the same extent as the increase in inflation.

Revenues include $298,119 million and $751,829 million in 9M23 and 9M22, respectively, related to the effect generated by the restatement in current currency as of September 30, 2023.

Mobile Services

Mobile services revenues in 9M23 amounted to $418,261 million (a decrease of $27,596 million or -6.2% as compared to 9M22), being the principal contributor to our total services revenues for 9M23 (43.8% of services revenues in 9M23 as compared to 42.5% in 9M22). The effect generated by the restatement in current currency as of September 30, 2023 included in Mobile services revenues amounted to $122,499 million and $298,572 million in 9M23 and 9M22, respectively.

Mobile services revenues in Argentina amounted to $383,878 million (a decrease of $23,856 million or 5.9% as compared to 9M22). Mobile internet services revenues represented 92% and 88% of the mobile services revenues as of September 30, 2023 and 2022, respectively. This decrease was mainly due to 7.7% decrease in the ARPU, partially offset by a 4% increase in the number of customers.

The ARPU amounted to $2,060.5 as of September 30, 2023 (compared to $2,231.5 as of September 30, 2022). This decrease was mainly explained by the fact that, as a consequence of the annual 138.28% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 9M23 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2023 included in ARPU amounted to $596.9 and $1,489.8 as of September 30, 2023 and 2022, respectively) and the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition in the market and an increase in the migration of customers from postpaid to prepaid services (which have a lower ARPU than postpaid customers).

Personal’s mobile customers amounted to 20.8 million and 20.0 million as of September 30, 2023 and 2022, respectively. Out of the total mobile customers as of September 30, 2023, 61% were prepaid customers and 39% were postpaid customers, whereas as of September 30, 2022, 57% were prepaid customers and 43% were postpaid customers. A change in customer behaviour is observed, resulting in an increase in prepaid services customers of 10.5% and a decrease in the postpaid services customers of 5.1%. Additionally, the average churn rate per month amounted to 1.8% in 9M23 (compared to a 2.4% average in 9M22).

Mobile services revenues generated in Paraguay amounted to $34,383 million in 9M23 (a $3,740 million or 9.8% decrease compared to 9M22). The decrease was mainly due to a decrease in Núcleo’s ARPU, partially offset by the appreciation of the Guaraní against the Argentine Peso.

Núcleo’s ARPU amounted to $1,661.4 as of September 30, 2023 (compared to $1,847.4 as of September 30, 2022), representing a 10.1% decrease. The decrease in ARPU was mainly due to the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition and an increase in the migration of customers from postpaid to prepaid services (which have a lower ARPU than postpaid customers).

Núcleo’s customer amounted to 2.4 million customers as of September 30, 2023 and increase 1,7% compared to 2.3 million as of September 30, 2022. Out of the total mobile customers as of September 30, 2023, 78% were prepaid customers and 22% were postpaid customers, whereas as of September 30, 2022, 80% were prepaid customers, and 20% were postpaid customers. Additionally, the average churn rate per month amounted to 2.5% and 2.7% in 9M23 and 9M22, respectively.

Internet Services

Internet services revenues amounted to $221,488 million in 9M23, decreasing $17,061 million or 7.2% as compared to 9M22. The effect generated by the restatement in current currency as of September 30, 2023 included in internet services revenues amounted to $63,922 million and $160,015 million in 9M23 and 9M22, respectively.

II

The decrease in internet services revenues in 9M23 was mainly due to the decrease in the Broadband Internet access ARPU of 9.5% and in the customer base of 3.0%.

The ARPU reached $5,697.3 in 9M23 as compared to $6,295.4 in 9M22. This decrease in ARPU is mainly explained by the fact that, as a consequence of the annual 138.28% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 9M23 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2023 included in ARPU amounted to $1,625.7 and $4,320.1 as of September 30, 2023 and 2022, respectively).

The customer base in 9M23 amounted to 4.1 million compared to 4.2 million in 9M22. The decrease in the customer base was mainly due to the intense competition between the different market participants despite the efforts of the Company regarding retention policies. Additionally, the churn rate per month amounted to 1.7% and 1.5% in 9M23 and 9M22, respectively.

In connection with initiatives to continue developing the experience of fixed internet service customers, Personal doubled the internet speed to all its residential customers (with HFC, FTTH technology), going from 50 Mb to 100 Mb, from 100 Mb to 300 Mb and from 300 Mb to 500 Mb. More than three million customers received an increase in the speed of their contracted service without modifying their commercial conditions. As a consequence, customers who have plans of 100 Mb or higher, that as of September 30, 2023 amounted to 3.4 million, an increase of 78.8% as a whole compared to 9M22. Such customers represented 84% and 46% of the total customer base as of September 30, 2023 and 2022, respectively.

Cable Television Services

Cable television service revenues amounted to $185,380 million in 9M23, decreasing $30,642 million or 14.2% as compared to revenues in 9M22. The effect generated by the restatement in current currency as of September 30, 2023, included in cable television services revenues, amounted to $53,590 million and $144,633 million in 9M23 and 9M22, respectively.

The decrease in Cable television service revenues in 9M23 was mainly due to the decrease in ARPU, a 5.9% decrease compared to 9M22, and a 4.3% decrease in the customer base compared to 9M22.

The ARPU amounted to $5,876.5 as of September 30, 2023 compared to an ARPU of $6,245.1 as of September 30, 2022. The decreased is mainly explained since annual inflation as of September 30, 2023 amounted to 138.28%, the Company (and other competitors in the ICT industry) was unable to increase its prices during 9M23 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2023 included in ARPU amounts to $1,727.9 and $4,059.8 as of September 30, 2023 and 2022, respectively).

In 9M23, the customer base in Argentina amounted to 3.1 million customers which represented a decrease of 4.3% compared to 9M22. This decrease is mainly due to the economic situation in Argentina and the changes in customers’ consumption trends. Flow’s customer base reached 1.4 million and Premiums packs customer base amounted to 2.4 million in 9M23. Additionally, the average churn rate per month amounted to 1.8% and 1.3% in 9M23 and 9M22, respectively.

Fixed and Data Services

Revenues generated by fixed and data services amounted to $121,423 million in 9M23 (representing 12.7% of our total services revenues), decreasing $18,053 million or 12.9% as compared to $139,476 million in 9M22. The effect generated by the restatement in current currency as of September 30, 2023 included in fixed and data services revenues amounted to $34,600 million and $93,765 million in 9M23 and 9M22, respectively.

The decrease in fixed and data services in 9M23 was mainly due to a decrease in ARPU, decreasing 6.3% as compared to 9M22, and a decrease in the customer base of 4.4% compared to 9M22.

The ARPU of fixed telephony services in Argentina decreased to $2,694.5 in 9M23 from $2,875.1 in 9M22. This decrease is mainly explained because, as a consequence of the annual 138.28% inflation in Argentina the Company (and other competitors in the ICT industry) was unable to increase its prices to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2023 included in ARPU amounts to $842.4 and $1,933.6 as of September 30, 2023 and 2022, respectively).

The customer base amounted to 2.9 million in 9M23, compared to 3.1 million in 9M22. The customer base decreased mainly due to changes in consumption behaviour of customers.

Equipment

Equipment revenues amounted to $75,526 million in 9M23 (an increase of $2,633 million or 3.6% compared to 9M22). This variation is mainly due to a 19% increase in handsets sold compared to 9M22.

The effect generated by the restatement in current currency as of September 30, 2023 included in Equipment revenues amounts to $21,540 million and $48,840 million in 9M23 and 9M22, respectively.

III

•	Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, Earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income (loss) to Adjusted EBITDA:

	9M23	9M22	Variation

	($ million)		$	%
Net income (loss)	85,164	(389,587)	474,751	n/a
Income tax (benefit) expense	(75,861)	10,241	(86,102)	n/a
Other financial results, net	(53,538)	(81,469)	27,931	34.3
Debt financial expenses	(7,974)	(97,543)	89,569	91.8
Earnings from associates and joint ventures	1,178	(815)	1,993	n/a
Operating loss	(51,031)	(559,173)	508,142	(90.9)
Depreciation, amortization and impairment of Fixed Assets	348,385	881,183	(532,798)	60.5
Adjusted EBITDA	297,354	322,010	(24,656)	(7.7)

Adjusted EBITDA amounted to $297,354 million in 9M23, representing a decrease of $24,656 million or 7.7% as compared to 9M22. Adjusted EBITDA represented 28.8% and 28.7% of total revenues in 9M23 and 9M22, respectively.

Operating costs without depreciation, amortization and impairment of Fixed Assets totaled $733,417 million in 9M23, which represents a decrease of $66,788 million or 8.3% compared to 9M22. These lower costs are mainly associated with the decrease in Employee benefit expenses and severance payments, Programming and content costs, Taxes and fees with the Regulatory Authority, Fees for services, maintenance, materials and supplies, Interconnection and transmission costs and Bad debt expenses, partially slightly offset by higher Cost of equipment and handsets. The headcount as of 9M23 totaled 21,562 employees.

The effect generated by the restatement in current currency as of September 30, 2023 included in operating costs amounts to $217,651 million and $537,316 million in 9M23 and 9M22, respectively.

Depreciation, amortization and impairment of Fixed Assets

Depreciation, amortization and impairment of Fixed Assets amounted to $348,385 million in 9M23, a decrease of $532,798 million or 60.5% compared to 9M22.

The decrease is mainly due to the fact that in 9M22, the Management identified the need to review the estimate of the recoverable value of Goodwill assigned to the cash-generating unit (CGU) of Argentina. From such analysis, it concluded that the book value of the Argentine CGU exceeded its fair value. Consequently, Goodwill was impaired by $495,484 million in current currency as of September 30, 2023.

Additionally, the variation is also due to the effect of those assets that ended their useful life after September 30, 2022, partially offset by the impact of the amortization of the CAPEX subsequent to that same date.

The effect generated by the restatement in current currency as of September 30, 2023 included in depreciation, amortization and impairment of Fixed Assets amounts to $282,110 million and $835,984 million in 9M23 and 9M22, respectively.

•	Operating loss

Operating loss amounted to $51,031 million in 9M23, representing 5% of revenues in 9M23, while in 9M22 amounted to $559,173 million (49.8% of revenues).

IV

•	Financial results, net

			Variation
	9M23	9M22	$	%
Interests on financial debts	(29,274)	(20,619)	(8,655)	42.0
Remeasurement in borrowings	14,958	6,543	8,415	128.6
Foreign currency exchange gains on financial debts	22,810	111,700	(88,890)	(79.6)
Financial debt renegotiation results	(520)	(81)	(439)	n/a
Total debt financial results	7,974	97,543	(89,569)	(91.8)
Other foreign currency exchange gains (losses)	(4,106)	4,814	(8,920)	n/a
Fair value gains/(losses) on financial assets at fair value through profit or loss	(12,959)	(31,510)	18,551	(58.9)
Other interests, net	6,542	4,372	2,170	49.6
RECPAM	81,004	121,174	(40,170)	(33.2)
Other	(16,943)	(17,381)	438	(2.5)
Total other financial results, net	53,538	81,469	(27,931)	(34.3)
Total financial results, net	61,512	179,012	(117,500)	(65.6)

We incurred in a financial gain, net of $61,512 million in 9M23 (compared to a gain of $179,012 million in 9M22). Financial Results, net in 9M23 mainly include (i) foreign exchange gains measured in real terms of $18,704 million as a result of a 97.53% devaluation of the Argentine peso against the US dollar compared to a 103.15% inflation (compared to a gain of $116,514 million in 9M22– 43.42% devaluation of the Argentine peso against the US dollar vs. a 66.07% inflation), (ii) the RECPAM, which amounted to a gain of $81,004 million (compared to a gain of $121,174 million in 9M22), and (iii) gains from remeasurement in borrowings of $14,958 million (compared to $6,543 million in 9M22). These effects are partially offset by losses of (i) fair value losses on financial assets at fair value through profit or loss of $12,959 million (compared to a loss of $31,510 million in 9M22), (ii) interest on financial debts, measured in real terms, of $29.274 million (compared to a loss of $20.619 million in 9M22), and (iii)other financial results (included Other interests, net of $10,921 million (compared to $13,090 million).

•	Income tax benefit (expense)

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax benefit amounted to $75,861 million in 9M23 compared to an expense of $10,241 million in 9M22. It includes the following effects: (i) current tax, generated $1,157 million tax expense in 9M23 (compared to an expense of $83,241 million in 9M22), (ii) regarding the deferred tax in 9M23, Telecom recorded a deferred tax gain of $77,018 million (compared to a gain of $73,000 million in 9M22).

•	Net income (loss)

Telecom Argentina recorded a net income of $85,164 million in 9M23 (compared to a net loss of $389,587 million in 9M22) and represents an 8.3% of revenues (compared to 34.7% in 9M22).

Net income attributable to Controlling Company amounted to $81,304 million in 9M23 compared to a loss of $392,863 million in 9M22.

•	Financial position, net

Consolidated financial position analysis
	September 30,	December 31,	Variation
	2023	2022
Financial assets – current	135,846	97,564	38,282
Financial assets – non-current	449	409	40
Total financial assets	136,295	97,973	38,322

Borrowings – current	(287,513)	(272,956)	(14,557)
Borrowings - non current	(639,624)	(680,206)	40,582
Total borrowings	(927,137)	(953,162)	26,025

Financial liabilities, net – current	(151,667)	(175,392)	23,725
Financial liabilities, net - non current	(639,175)	(679,797)	40,622
Total financial liabilities, net	(790,842)	(855,189)	64,347

The consolidated financial position, net (that is: Cash and cash equivalents, net of funds to be paid to clients, plus Financial investments and DFI less Borrowings) is debt and amounted to $790,842 million as of September 30, 2023, which represents a decrease of $64,347 million compared to December 31, 2022.

V

•	CAPEX in PP&E and Intangible Assets and Rights of use assets additions

CAPEX and Rights of use assets additions composition 9M23 and 9M22 is as follows:

	In millions of $		Variation
	9M23	9M22	$	%
PP&E	134,919	167,980	(33,061)	(19.7)
Intangibles assets	12,303	10,458	1,845	17.6
Total CAPEX	147,222	178,438	(31,216)	(17.5)
Rights of use assets	40,054	25,684	14,370	55.9
Total CAPEX and Right of use asset additions	187,276	204,122	(16,846)	(8.3)

The main CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G and the expansion of 5G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative Value-Added Services (“VAS”).

In terms of infrastructure, during 2023 we continued to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE, and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network. The deployment of 4G/LTE reached a coverage of 97% of urban population, in 2,028 localities as of September 30, 2023. Additionally, we reached a coverage of 98% of the population of major cities of Argentina, as of such date. Our customers with access to our 4G network, according to the latest benchmark of September 2023 carried out by Ookla, perceive a better service experience reaching average speeds of 34 Mbps, compared to 27 Mbps as of September 30,2022. On the other hand, approximately 63% of the calls are made by Volte, a technology that allows making and receiving voice calls over the 4G Network with substantial improvements in audio and video quality.

Additionally, we continued to deploy the mobile sites connectivity in order to achieve better quality and capacity, replacing radio links with high capacity fiber optics connections. Finally, the plan to connect remote and low-density areas through satellite backhaul continued.

3.	Telecom Group’s activities for the three-month periods ended September 30, 2023 (“3Q23”) and 2022 (“3Q22”)

			Variation
	3Q23	3Q22	$	%
Revenues	333,403	353,226	(19,823)	(5.6)
Operating costs without depreciation, amortization and impairment of Fixed Assets	(233,918)	(266,194)	32,276	(12.1)
Depreciation, amortization and impairment of Fixed Assets	(117,979)	(621,398)	503,419	(81.0)
Operating loss	(18,494)	(534,366)	515,872	n/a
Earnings from associates and joint ventures	(85)	397	(482)	n/a
Financial results, net	25,435	66,556	(41,121)	(61.8)
Income tax benefit (expense)	25,179	(14,830)	40,009	n/a
Net income (loss)	32,035	(482,243)	514,278	n/a

Attributable to:
Controlling Company	30,297	(483,719)	514,016	n/a
Non-controlling interest	1,738	1,476	262	17.8
	32,035	(482,243)	514,278	n/a

Basic and diluted income (loss) per share attributable to the Controlling Company (in Argentine pesos)	14.07	(224.60)

Adjusted EBITDA	99,485	87,032	12,453	14.3

Revenues in 3Q23 amounted to $333,403 million and operating costs (without depreciation, amortization and impairment of Fixed Assets) amounted to $233,918 million, therefore, adjusted EBITDA amounted to $99,485 million (equivalent to 29.8% of revenues in 3Q23 compared to 24.6% in 3Q22). Depreciation, amortization and impairment of Fixed Assets amounted to $117,979 million (equivalent to 35.4% of revenues) and operating loss amounted to $18,494 million (equivalent to 5.5% of revenue in 3Q23 vs. 151.3% in 3Q22).

Services revenues amounted to $309,251 million in 3Q23 -equivalent to 92.8% of total revenues-, and equipment revenues amounted to $24,152 million in 3Q23 –equivalent to 7.2% of total revenues.

Mobile services revenues amounted to $135,631 million in 3Q23 –equivalent to 43.9% of services revenues– which were mainly generated by Personal’s customers in Argentina.

Internet services revenues amounted to $72,571 million in 3Q23 –equivalent to 23.5% of services revenues–.

VI

Cable television services revenues amounted to $57,740 million in 3Q23 –equivalent to 18.7% of service revenues– and they are mainly composed of services revenues provided in Argentina and Uruguay.

Finally, Fixed and data services revenues amounted to $40,240 million in 3Q23 –equivalent to 13% of service revenues.

Operating costs without depreciation, amortization and impairment of Fixed Assets amounted to $233,918 million in 3Q23, being the main components, employee benefit expenses and severance payments (amounted to $80,471 million); fees for services, maintenance, materials and supplies (amounted to $42,912 million); taxes and fees with the Regulatory Authority (amounted to $25,669 million); and commissions and advertising (amounted to $19,019 million).

Financial results, net amounted to a gain of $25,435 million in 3Q23, mainly due to gains related to: remeasurement in borrowings for $11,560 million, RECPAM amounting to $31,556 million, and other interests, net for $2,453 million, partially offset by losses on: foreign exchange gains measured in real terms for $4,006 million, fair value on financial assets at fair value through profit or loss for $1,513 million, interests on financial debts of $7,802 million, and (iv) other financial results for $6,813 million.

Income tax benefit amounted to $25,179 million in 3Q23. Therefore, Telecom Argentina obtained a net income amounting to $32,035 million in 3Q23, which represents 9.6% of revenues.

Net income attributable to the Controlling Company amounted to $30,297 million in 3Q23.

4.	Summary of comparative consolidated statements of financial position

	September 30,
	2023	2022	2021	2020	2019
Current assets	258,831	209,684	239,133	428,460	585,419
Non-current assets	3,126,520	3,312,456	4,028,460	4,178,800	4,276,002
Total assets	3,385,351	3,522,140	4,267,593	4,607,260	4,861,421
Current liabilities	572,268	593,335	658,410	624,043	689,287
Non-current liabilities	1,148,959	1,251,483	1,460,907	1,480,489	1,572,504
Total liabilities	1,721,227	1,844,818	2,119,317	2,104,532	2,261,791
Equity attributable to the Controlling Company	1,629,889	1,646,283	2,114,547	2,465,282	2,560,168
Equity attributable non-controlling interest	34,235	31,039	33,729	37,446	39,462
Total Equity	1,664,124	1,677,322	2,148,276	2,502,728	2,599,630
Total liabilities and equity	3,385,351	3,522,140	4,267,593	4,607,260	4,861,421

5.	Summary of comparative consolidated income statements

	9M23	9M22	9M21	9M20	9M19
Revenues	1,030,771	1,122,215	1,277,782	1,384,602	1,450,847
Operating costs	(1,081,802)	(1,681,388)	(1,272,614)	(1,255,649)	(1,320,035)
Operating income (loss)	(51,031)	(559,173)	5,168	128,953	130,812
Earnings from associates and joint ventures	(1,178)	815	915	2,473	(1,854)
Financial results, net	61,512	179,012	133,412	(88,002)	(130,455)
Income (loss) before income tax	9,303	(379,346)	139,495	43,424	(1,497)
Income tax benefit (expense)	75,861	(10,241)	(135,025)	(51,729)	(113,856)
Net income (loss)	85,164	(389,587)	4,470	(8,305)	(115,353)
Other comprehensive loss, net of tax	(599)	(14,538)	(17,345)	(6,581)	(6,917)
Total comprehensive income (loss)	84,565	(404,125)	(12,875)	(14,886)	(122,270)
Attributable to Controlling Company	80,639	(403,827)	(11,685)	(15,703)	(124,207)
Attributable to non-controlling interest	3,926	(298)	(1,190)	817	1,937

6.	Summary of comparative consolidated statements of cash flow

	9M23	9M22	9M21	9M20	9M19
Net cash flows provided by operating activities	305,472	311,344	394,598	477,342	506,812
Net cash flows used in investing activities	(230,844)	(271,549)	(369,030)	(313,820)	(252,810)
Net cash flows used in financing activities	(58,766)	(32,801)	(52,031)	(241,130)	(8,719)
Net foreign exchange differences and RECPAM on cash and cash equivalents	947	(7,072)	(9,743)	9,834	9,681
Total cash and cash equivalents (used) provided during the period	16,809	(78)	(36,206)	(67,774)	254,964

VII

7.	Statistical data (in physical units in index-term)

	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19
Cable TV Subscribers (i)	96.2%	100.3%	102.0%	102.2%	100.6%
Internet Access (ii)	100.7%	103.9%	104.6%	103.0%	102.0%
Fixed telephony services lines (ii)	76.6%	80.1%	83.3%	84.4%	87.7%
Personal Mobile telephony services lines (ii)	109.4%	105.4%	102.9%	98.3%	100.0%
Núcleo’s customers (ii)	107.9%	105.0%	97.2%	96.0%	95.9%

(i)	Base December 2013= 100
(ii)	Base December 2017= 100

8.	Consolidated ratios

	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19
Liquidity (1)	0.45	0.35	0.36	0.69	0.85
Solvency (2)	0.97	0.91	1.01	1.19	1.15
Locked-up capital (3)	0.92	0.94	0.94	0.91	0.88

1)	Current assets/Current liabilities.
2)	Total equity/Total liabilities.
3)	Non-current assets/Total assets.

9.	Outlook

After the first nine months of 2023, in a context where some of the unfavorable macroeconomic trends have deepened, Telecom maintains its unwavering commitment to its customers: to continue offering the best comprehensive ecosystem of digital, connectivity, and entertainment services.

To fulfill this commitment, it is necessary to consolidate the sustainability of the Company’s operations, which are affected by the macroeconomic variables of Argentina in a year marked by national elections. The context has forced us to focus on the optimization of processes and efficiencies, in order to face a complex circumstantial scenario, characterized by unpredictability, inflation acceleration, exchange rate instability, and increased interest rates, in addition to difficulties in accessing the foreign exchange market for the purchase of technological equipment, among others, due to the scarcity of foreign exchange in the country.

Telecom is part of a key industry for the country's economic development and its regional and global projection, with a major role in creating value not only for the different verticals of the Industry 4.0 but also in people's everyday lives, and in generating the talent required for the evolution of society.

In this regard, the availability of dedicated spectrum for 5G technology which concluded with the call for bids at the end of this quarter, undoubtedly increases opportunities to expand and enhance new services, mainly related to B2B industry verticals.

At Telecom, we are prepared to embrace the challenges posed by the 5G ecosystem, an exponential technological change, the base of digital transformation, a catalyst for competitiveness among countries, and a significant enabler of the knowledge economy and value creation across industries, cities, and entrepreneurs. This motivated Telecom to participate in the public bidding process. On October 24, 2023, the Company was awarded a 100MHz block and it will gradually start the deployment.

The Company, like other links in the value chain of the ICT industry, requires constant equalization between its sources of revenues in pesos and the need to make intensive dollarized investments. Investments that are essential for infrastructure maintenance and deployment that currently nourishes the connectivity and communications of our clients, as well as -and mainly- in view of the potential of the technological evolution towards fifth generation networks.

To face the challenge of connecting Argentines and offering them state-of-the-art digital services, the Company will continue to analyze the evolution of international markets in search of financing opportunities in line with its financial strategy, and access local capital markets and/or apply for bank loans with local entities to meet its financial needs and drive the investment plan.

On the other hand, there is still an uncertain scenario for ICT companies generated by Emergency Decree No. 690/20, whereby the PEN declared ICT Services as public services subject to competition. In this context, the injunction ordering the suspension of the application of the Emergency Decree for a period of six months is in force until February, 2024.

We continue to analyze opportunities to position ourselves as a leader in digital services, in our transformation path towards becoming a tech-co company with regional projection, focusing on the development of innovative services that expand the footprint of our platform ecosystem. Such is the case of Personal's electronic wallet, Personal Pay, which continues to strengthen its positioning in the Argentine market.

VIII

Our digital transformation facilitates the evolution of the Company's operational model, incorporating technological enablers that bring innovation, such as automation processes, artificial intelligence, cloudification, and big data management, to continue scaling the digitalization of operations efficiently and swiftly. These enablers drive us to expand our footprint in new businesses supported by the digital economy, based on IoT solutions, Fintech, cybersecurity, entertainment, and smart home.

In line with its purpose, the Company will continue to drive the growth of the digital economy, expand talent, and accompany the evolution of various variables such as energy efficiency, which are pillars of sustainable management. Along this path, we continue to build the future.

Carlos Moltini

Chairman of the Board of Directors

IX

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
3Q22	298.85	234.55	7.8
4Q22	368.80	241.05	9.8
1Q23	499.50	332.25	8.4
2Q23	687.45	390.73	7.0
3Q23	959.80	621.60	11.9

NYSE*

	Market quotation (US$/ADR)		Volume of ADRs
Quarter	High	Low	traded (in millions)
3Q22	5.00	3.82	7.8
4Q22	5.45	3.85	6.7
1Q23	6.70	4.24	8.2
2Q23	6.72	4.71	6.5
3Q23	6.43	4.79	8.0

* Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(1272) Autonomous City of Buenos Aires
Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•	INTERNET http://institucional.telecom.com.ar/inversores/

•	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 13, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations